SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of April 2008

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: 1st Quarter Results




Embargo: 07:00am Thursday 17 April 2008

PRUDENTIAL PLC FIRST QUARTER 2008 INTERIM MANAGEMENT STATEMENT

TOTAL GROUP INSURANCE SALES UP 13%

All figures in the table below are for the three months to 31 March 2008, with comparisons to 2007 at constant exchange rates.


                                           APE                         Growth

Total Group Insurance                   GBP729 million                     13%

Total Group Retail Insurance            GBP688 million                     14%

Asia                                    GBP375 million                     30%

US                                      GBP165 million                     (7%)

UK Retail                               GBP189 million                      4%

UK Total                                GBP189 million                      4%

Asia Asset Management                   Net inflows of GBP0.5 billion down 17%

M&G                                     Net inflows of GBP0.6 billion down 59%




Mark Tucker, Group Chief Executive said:

"The Group has made a very positive start to the year with overall Group new business up 13 per cent. This continues our strong momentum despite an environment characterised by high levels of uncertainty and volatility. This performance confirms the resilience that we derive from our geographic spread across three regions, and particularly the role of Asia as our leading source of new business.

"Asia's excellent new business growth momentum continues apace. In the US, although difficult market conditions are affecting sales of certain types of retirement products, we remain confident that we shall continue to out-perform the market over the longer-term. UK growth of four per cent is particularly pleasing as we have maintained our value driven focus on writing only the business that meets our profitability criteria.

"Our asset management businesses in the UK and Asia achieved GBP1.1 billion net inflows in extremely tough conditions, with Prudential's financial strength and track record of investment performance enabling us to be a beneficiary of the flight to quality that accompanies economic uncertainty.

"The current economic environment is challenging but I am confident that our geographic diversity, advantaged distribution, product expertise and management capability position us well for future growth. Our prospects for 2008 remain positive."


Asia insurance operations

Prudential's Asian life operations delivered new business APE of GBP375 million representing growth of 30 per cent over the first quarter 2007 continuing the strong growth trend seen in 2007. PVNBP basis sales for first quarter 2008 of GBP2.0 billion are 35 per cent higher than in the same period last year.

Despite the recent global investment market turmoil, demand for linked products has remained strong with the proportion of sales of linked products increasing slightly from 67 per cent of APE for the first quarter of 2007 to 69 per cent of APE in the first quarter of 2008. The main drivers of growth by country during the quarter compared to the first quarter last year were India, with our share of sales at GBP89 million an increase of 41 per cent, Indonesia at GBP40 million up a very strong 90 per cent, Hong Kong at GBP54 million up 50 per cent, Japan at GBP22 million up 100 per cent and Singapore at GBP38 million up 41 per cent.

Product innovation remains key and we have continued to develop our retirement, Takaful and health propositions to deepen our relationship with distributors and customers. Our ability to find creative solutions for our customers and to innovate allows us to grow profitably. New business from health products was 79 per cent ahead of the same quarter last year.

These strong performances came from a wide range of drivers that continue to demonstrate the success of Prudential's regional model. In India the growth reflects the investment in new branches and agency during 2007. Indonesia's agency momentum has continued through the first quarter and this operation now has 51,500 agents, a growth of 71 per cent over the first quarter of 2007, making it Prudential's second largest agency force in the region behind India. Also, the launch of Takaful products continues to be a success with 20 per cent of Indonesia APE now coming from these products. Hong Kong had a very strong first quarter with the successful launch of the new PRUlink Wealth Builder, the operation's first regular premium back-end loaded index linked product, supported by marketing activity for retirement planning. In Japan the exceptional growth has been driven largely by Term Life products where the tax benefits have now been reduced; this operation is now focusing on Variable Annuity products. We anticipate a slow down in new business volumes relative to the term life product. Singapore has also benefited from a one-off boost in single premium sales relating to changes in the Central Provident Fund investment limits effective from 1 April 2008.

Having led Prudential's Asian growth in 2007, Taiwan delivered new business APE of GBP35 million, down eight per cent. Single premium sales were particularly affected by adverse market sentiment towards investment products with a reduction of 43 per cent compared to the first quarter of last year.

In Malaysia the Takaful business continues to grow strongly, up 70 per cent on last year and representing 28 per cent of the total APE, up from 14 per cent last year. Total new business was down six per cent reflecting challenging market conditions. Korea delivered new business APE of GBP59 million, up 11 per cent, in a market that remains highly competitive.

On a comparable basis to 2007, APE sales in China were up by 50 per cent. In recently released market data for 2007, domestic players on average grew by 33 per cent and foreign/joint ventures by 21 per cent.

Vietnam, Thailand and Philippines have continued the strong growth seen in 2007 with collective first quarter APE sales of GBP15 million, up 36 per cent on last year. Unit linked products were launched in Vietnam in January and they represented five per cent of the country's sales in the first quarter.

Prudential has an excellent track record of building a profitable business in Asia and its focus continues to be on profitable and sustainable long-term growth. The business continues to expect to deliver doubling 2005 EEV NBP a year early by 2008.


US insurance operations

Jackson, Prudential's US insurance business, delivered APE sales of GBP165 million in the first quarter of 2008, representing a seven per cent decline from the same period in 2007. This was primarily driven by lower variable annuity sales. APE retail sales in the first quarter of 2008 were GBP124 million, down six per cent over the same period in 2007. On a PVNBP basis, new business sales were GBP1.6 billion.

Total APE sales of GBP165 million and total retail APE sales of GBP124 million both represent the second-highest level of sales during the first quarter in the Company's history. This achievement demonstrates the resilience of Jackson's business model despite volatile equity markets and a deteriorating macroeconomic environment experienced in the first three months of 2008.

Variable annuity APE sales of GBP90 million in the first quarter of 2008 were 13 per cent down on the same period in 2007. During the first three months of 2008, the S&P 500 index reduced by 10 per cent as the significant volatility experienced by US equity markets during the second half of 2007 continued into 2008. Price competition in the variable annuity market has remained intense.

In the first quarter of 2008, Jackson maintained its track record for product innovation by enhancing its variable annuity offering, launching two new guaranteed minimum withdrawal benefits (GMWB) and two new portfolio investment options subadvised by PPM America, Inc. As announced in the fourth quarter of 2007, Jackson is expanding its wholesaling force by adding nearly 70 internal wholesalers and seven sales desk directors by 2009. The initiative is designed to increase Jackson's presence among independent advisers and strengthen relationships with the Company's top producers.

Fixed annuity APE sales of GBP19 million were 46 per cent up on the same period of 2007 reflecting a higher customer propensity towards fixed-rate products in a period of declining equity markets.

Fixed  index  annuity  sales  continue  to  be  affected  by  difficult   market
conditions. Jackson's APE sales of GBP10 million in the first three months of 2008 were nine per cent down on the same period of 2007.

Institutional APE sales of GBP41 million in the first quarter of 2008 were down 11 per cent on the same period of 2007. Jackson continues to participate in this market on an opportunistic basis when margins are attractive.

Curian Capital, a specialised asset management company that provides innovative fee-based separately managed accounts, continues to build its position in the US retail asset management market with total assets under management at the end of March 2008 of GBP1.7 billion, stable from the end of December 2007 at CER. Curian generated deposits of GBP157 million in the first quarter of 2008, up six per cent on the same period of 2007.

Following the additional disclosure provided with the 2007 Results Announcement, Jackson's overall credit exposure remains tightly controlled. The exposure is well within Group risk parameters and Jackson continues to manage it proactively. For securities classified as available-for-sale under IAS39, at 31 March there was an increase in the net unrealised loss position to GBP459 million from GBP136 million at 31 December 2007. This increase reflects exceptional market conditions.

Jackson remains confident of the quality of its overall portfolio of GBP19 billion of debt securities. 90 per cent of its gross unrealised loss is on investment grade securities. Of the GBP257 million of gross unrealised losses on securities with a fair value of less than 80 per cent of book value, only GBP28 million is on securities rated as non-investment grade. In addition, there were no credit defaults in the direct investment portfolio in the quarter and downgrades were minimal. As stated with our 2007 results announcement, Jackson holds its debt securities with the intent and ability to hold them for the longer-term. Further details are provided in Schedule 7.

Overall, we remain confident that Jackson's strengths - its efficient operating platform, the quality of its distribution, its ability to innovate and the quality of its management - will allow it to continue to outperform the market over the longer-term.


UK insurance operations

Prudential UK delivered total APE sales of GBP189 million in the first quarter of 2008, a four per cent increase on the same quarter last year. This sales growth was driven principally by strong performances in with-profits and offshore bonds as well as equity release completions. Sales on a PVNBP basis were up six per cent at GBP1.6 billion.

Individual annuity sales in the first quarter of APE GBP64 million were three per cent lower than the first quarter of 2007. Internal vestings of APE GBP32 million were in line with the first quarter of 2007 and contributed 50 per cent of total annuity sales. Sales through partnerships fell slightly from last year's first quarter performance. With-profits annuity sales continued to grow strongly, with sales of APE GBP12 million up 13 per cent on the first quarter of 2007. As consumers focus increasingly on the need for inflation protection in retirement, this is a growing market and one in which Prudential is the market leader.

Prudential's lifetime mortgage sales continued their upward trend with mortgage drawdowns of GBP51 million making this the highest quarter to date, up 50 per cent on the first quarter last year. Performance in the first quarter was underpinned by continued strong sales through intermediaries up 43 per cent to GBP33 million, complemented by sales through Prudential's face-to-face specialist consultants increasing by 61 per cent over the same period.

Corporate pension sales of GBP61 million were in line with the same period last year, principally due to continued growth in member uptake and increments on existing schemes. Prudential now administers corporate pensions on behalf of approximately 640,000 members.

Prudential's retail with-profits business performed very strongly across a range of products with total sales of GBP86 million up 17 per cent. Sales of with-profits bonds continued the strong growth seen in 2007, with first quarter APE sales of GBP18 million up 112 per cent on the first quarter of 2007. Sales of PruFund (Prudential's unitised and smoothed investment plan with an optional guarantee) were particularly strong at GBP11 million APE, with cumulative single premiums since launch in 2005 now exceeding GBP400 million. With consumers in the UK seeking to protect themselves from market down-turns, Prudential has seen a significant increase in with-profits sales as more investors choose its with-profits products to protect themselves during volatile and uncertain conditions as well as during market growth.

Sales of offshore products (sold within the UK and Europe) were up 36 per cent on 2007 at GBP19 million APE. There was a particularly strong performance in the UK market where sales increased by 124 per cent. This reflected increased demand for Prudential's open architecture portfolio bond product, with an increasing number of advisers recognising the flexibility, choice and potential tax effectiveness this sort of product can offer to their higher net worth clients. To build on this opportunity further, Prudential International launched a new enhanced offering in March - the Portfolio Account, a single premium offshore portfolio bond.

In the wholesale bulk and insurer back-book market Prudential wrote a minimal amount of business in the first quarter of 2008, reflecting Prudential's stance that it will only write annuity business at rates that are sufficient to meet its return on capital requirements based on its view of future longevity improvements. There continues to be a significant pipeline of potential wholesale deals but competition remains intense with a number of market participants competing for business.

PruHealth sales are not included in the total APE sales numbers. During the first quarter of 2008, PruHealth continued to grow strongly with gross written premiums of GBP20 million up 25 per cent on the same quarter of 2007. This business now covers over 150,000 lives.

These first quarter results reflect the UK strategy as we maintain our value-driven focus on writing only the business that meets our profitability criteria.


Asset Management

M&G

M&G is an investment-led business with a demonstrable focus on performance delivery which aims to offer attractive products in a variety of macro-economic environments. Despite the significant deterioration in market conditions since the first quarter last year, M&G delivered increased gross fund inflows during the first three months of 2008 and ended the quarter in a positive position, with net inflows of GBP0.6 billion. This reflects M&G's excellent investment performance and the strength of its diversified business across different asset classes and across retail and wholesale markets, both in the UK and internationally.

M&G's total gross fund inflows for the first three months of this year were GBP3.3 billion, an increase of two per cent on the first quarter last year. Net fund inflows of GBP558 million, while down 59 per cent on the same period of 2007, are a strongly net positive result in market conditions which are dramatically different from the comparable period last year. During the first three months of this year, the FTSE All Share fell 11 per cent. In spite of the market volatility seen over the last quarter, M&G's total funds under management fell just five per cent to GBP159.8 billion, demonstrating the diverse spread of M&G's business.

Gross fund inflows into M&G's retail business were GBP1.9 billion, a fall of four per cent compared with the first quarter of last year. Net fund inflows were GBP25 million for the quarter. Retail fund performance has continued to be strong, despite the deterioration in markets, with 24 per cent of retail funds in the top decile over three years and 39 per cent of funds delivering top quartile performance. This continued excellent fund performance places M&G in a strong position to gain market share.

M&G's institutional businesses saw gross fund inflows increase 11 per cent during the quarter to GBP1.5 billion. Net inflows decreased by 33 per cent to GBP533 million. In its higher margin businesses, M&G's Infrastructure Finance business saw steady inflows and while market activity in structured credit and leveraged loans has remained quiet, M&G's excellent reputation and continued good performance has seen it continue to pick up business.


Asian Asset Management Business

The Asian Asset Management business recorded GBP0.5 billion of net inflows in the first three months of 2008. These were 17 per cent lower compared to the same period in 2007. Of the GBP0.5 billion of net inflows, 74 per cent were in longer-term equity and fixed income products with 26 per cent in shorter-term money market funds.

Total third party funds under management were GBP16.0 billion, a decrease of 11 per cent compared to the fourth quarter of 2007. Japan, Korea and India were the largest contributors to the reduction due to equity market volatility with these countries falling by 20 per cent, 11 per cent and nine per cent respectively. Japan, with a significant percentage of their funds invested in India, was affected by the equity downturn in India, in addition to that in its own market.

Our innovative product strategy continues to be a key focus for the business, an example being PCA Asset Management in Korea which recently launched an innovative fund called PCA Emerging Asia Equity Fund, which invests into China, India, Indonesia, Thailand, Malaysia, Philippines, Vietnam and other emerging Asia countries.

In terms of institutional business, Taiwan obtained three institutional mandates with funds under management of GBP116 million during the first quarter. This includes a domestic equity investment mandate from Taiwan's New Labour Pension Fund.

Prudential remains confident that its asset management businesses in Asia are well positioned to achieve strong and profitable growth.


ENDS


Enquiries:


Media                                        Investors/Analysts
Jon Bunn                   020 7548 3559     James Matthews        020 7548 3561
William Baldwin-Charles    020 7548 3719     Jessica Stalley       020 7548 3511



Notes to Editor:

1. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.

2. Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

3. UK Retail sales include all products except bulk annuities and credit life sales.

4. There will be a conference call today for wire services at 7.30am (BST) hosted by Mark Tucker, Group Chief Executive, and Tidjane Thiam, Chief Financial Officer. Dial in telephone number: +44 (0)20 8609 0793.
    Passcode: 155439#.

5. There will be a conference call for investors and analysts at 9:30am (BST) hosted by Mark Tucker, Group Chief Executive, and Tidjane Thiam, Chief Financial Officer. From the UK please call +44 (0)20 8609 0793. Passcode 487687#. A recording of this call will be available for replay for one week by dialling: +44 (0)20 8609 0289 from the UK or +1 866 676 5865 from the US. The conference reference number is 212764#.

6. High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).

7. Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results on a constant exchange rate basis. The two bases are compared in the table below.

                                                          Annual Premium Equivalent Sales
                               Actual Exchange Rates                         Constant Exchange Rates
                                  2008 Q1        2007 Q1        +/- (%)            2008 Q1        2007 Q1        +/- (%)
                                      YTD            YTD                               YTD            YTD
                                     GBPm           GBPm                              GBPm           GBPm
     UK                               189            182             4%                189            182             4%
     US                               165            180           (8%)                165            178           (7%)
     Asia                             375            277            35%                375            288            30%
                                   ______         ______         ______             ______         ______         ______
     Total                            729            639            14%                729            648            13%
                                   ______         ______         ______             ______         ______         ______

                           Gross Inflows
                               Actual Exchange Rates                         Constant Exchange Rates
                                  2008 Q1        2007 Q1        +/- (%)            2008 Q1        2007 Q1        +/- (%)
                                      YTD            YTD                               YTD            YTD
                                     GBPm           GBPm                              GBPm           GBPm
     M&G                            3,340          3,283             2%              3,340          3,283             2%
     US                                17              4           325%                 17              4           325%
     Asia                          11,411          7,155            59%             11,411          7,625            50%
                                   ______         ______         ______             ______         ______         ______
     Total                         14,768         10,442            41%             14,768         10,912            35%
                                   ______         ______         ______             ______         ______         ______

                           Total Insurance and Investment New Business
                               Actual Exchange Rates                         Constant Exchange Rates
                                  2008 Q1        2007 Q1        +/- (%)            2008 Q1        2007 Q1        +/- (%)
                                      YTD            YTD                               YTD            YTD
                                     GBPm           GBPm                              GBPm           GBPm
     Insurance                      3,853          3,685             5%              3,853          3,686             5%
     Investment                    14,768         10,442            41%             14,768         10,912            35%
                                   ______         ______         ______             ______         ______         ______
     Total                         18,621         14,127            32%             18,621         14,598            28%
                                   ______         ______         ______             ______         ______         ______



8.      Financial Calendar:


Annual General Meeting                                          15 May 2008
Interim Results 2008                                            31 July 2008
Third Quarter 2008 Interim Management Statement                 21 October 2008



9. About Prudential plc

*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has GBP267 billion in assets under management (as at 31 December 2007). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain 'forward-looking statements' with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond
Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.




                                           Schedule 1A - Constant Exchange Rates


PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2008

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                                 UK                         US                    Asia                   Total

                       2008 Q1 2007 Q1         2008 Q1 2007 Q1         2008 Q1 2007 Q1         2008 Q1 2007 Q1
                           YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD   +/-(%)
                          GBPm    GBPm            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm
Total Insurance
Products                 1,404   1,335      5%   1,603   1,744    (8%)     846     607     39%   3,853   3,686     5%

Total Investment
Products
- Gross Inflows          3,340   3,283      2%      17       4    325%  11,411   7,625     50%  14,768  10,912    35%
                        ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______ ______

                         4,744   4,618      3%   1,620   1,748    (7%)  12,257   8,232     49%  18,621  14,598    28%
                        ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______ ______




INSURANCE OPERATIONS


                                Single                  Regular                  Total            Annual Equivalents
                        2008 Q1 2007 Q1         2008 Q1 2007 Q1         2008 Q1 2007 Q1         2008 Q1 2007 Q1
                            YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)
                           GBPm    GBPm            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm
UK Insurance Operations

Product Summary

Internal Vesting annuities  322     325    (1%)       -       -       -     322     325    (1%)      32      33    (3%)

Direct and Partnership
Annuities                   176     205   (14%)       -       -       -     176     205   (14%)      18      21   (14%)

Intermediated Annuities     137     132      4%       -       -       -     137     132      4%      14      13      8%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total Individual Annuities  635     662    (4%)       -       -       -     635     662    (4%)      64      66    (3%)


Equity Release               51      34     50%       -       -       -      51      34     50%       5       3     67%

Individual Pensions          14       9     56%       -       -       -      14       9     56%       1       1      0%

Corporate Pensions           46      85   (46%)      22      18     22%      68     103   (34%)      27      27      0%

Unit Linked Bonds            38      71   (46%)       -       -       -      38      71   (46%)       4       7   (43%)

With-Profit Bonds           147      56    163%       -       -       -     147      56    163%      15       6    150%

Protection                    -       -       -       1       1      0%       1       1      0%       1       1      0%

Offshore Products           179     127     41%       1       1      0%     180     128     41%      19      14     36%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total Retail Retirement   1,110   1,044      6%      24      20     20%   1,134   1,064      7%     135     124      9%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Corporate Pensions           93      46    102%      25      28   (11%)     118      74     59%      34      33      3%

Other Products               40      49   (18%)       5       6   (17%)      45      55   (18%)       9      11   (18%)

DWP Rebates                 103     129   (20%)       -       -       -     103     129   (20%)      10      13   (23%)
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total Mature Life and
Pensions                    236     224      5%      30      34   (12%)     266     258      3%      54      56    (4%)

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total Retail              1,346   1,268      6%      54      54      0%   1,400   1,322      6%     189     181      4%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Wholesale Annuities           1       3   (67%)       -       -       -       1       3   (67%)    -       -          -

Credit Life                   3      10   (70%)    -       -          -       3      10   (70%)    -          1       -
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total UK Insurance
Operations                1,350   1,281      5%      54      54      0%   1,404   1,335      5%     189     182      4%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Channel Summary

Direct and Partnership      534     590    (9%)      49      47      4%     583     637    (8%)     102     106    (4%)

Intermediated               708     549     29%       5       7   (29%)     713     556     28%      76      62     23%

Wholesale                     5      13   (62%)    -       -          -       5      13   (62%)       1       1      0%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Sub-Total                 1,247   1,152      8%      54      54      0%   1,301   1,206      8%     179     169      6%

DWP Rebates                 103     129   (20%)       -       -       -     103     129   (20%)      10      13   (23%)
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total UK Insurance
Operations                1,350   1,281      5%      54      54      0%   1,404   1,335      5%     189     182      4%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

US Insurance Operations

Fixed Annuities             193     133     45%       -       -       -     193     133     45%      19      13     46%

Fixed Index Annuities        98     107    (8%)       -       -       -      98     107    (8%)      10      11    (9%)

Variable Annuities          900   1,037   (13%)       -       -       -     900   1,037   (13%)      90     104   (13%)

Life                          2       2      0%       5       4     25%       7       6     17%       5       4     25%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Sub-Total Retail          1,193   1,279    (7%)       5       4     25%   1,198   1,283    (7%)     124     132    (6%)

Guaranteed Investment
Contracts                   405     130    212%       -       -       -     405     130    212%      41      13    215%

GIC - Medium Term Note        -     331       -       -       -       -    -        331       -    -         33       -
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total US Insurance
Operations                1,598   1,740    (8%)       5       4     25%   1,603   1,744    (8%)     165     178    (7%)
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Asian Insurance
Operations

China                        19       7    171%       7      11   (36%)      26      18     44%       9      12   (25%)

Hong Kong                   152     101     50%      39      26     50%     191     127     50%      54      36     50%

India                         7      13   (46%)      88      62     42%      95      75     27%      89      63     41%

Indonesia                    44      16    175%      36      19     89%      80      35    129%      40      21     90%

Japan                        38      34     12%      18       8    125%      56      42     33%      22      11    100%

Korea                        26      26      0%      56      50     12%      82      76      8%      59      53     11%

Malaysia                      7       2    250%      14      16   (13%)      21      18     17%      15      16    (6%)

Singapore                   205     110     86%      17      16      6%     222     126     76%      38      27     41%

Taiwan                       21      37   (43%)      33      34    (3%)      54      71   (24%)      35      38    (8%)

Other                         4       9   (56%)      15      10     50%      19      19      0%      15      11     36%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total Asian Insurance
Operations                  523     355     47%     323     252     28%     846     607     39%     375     288     30%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______


                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Group Total               3,471   3,376      3%     382     310     23%   3,853   3,686      5%     729     648     13%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______






                                             Schedule 1B - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2008

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                                   UK                         US                  Asia                   Total

                         2008 Q1 2007 Q1         2008 Q1 2007 Q1         2008 Q1 2007 Q1         2008 Q1   2007
                                                                                                               Q1
                             YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD    YTD  +/-(%)
                            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm            GBPm   GBPm

Total Insurance Products   1,404   1,335      5%   1,603   1,766    (9%)     846     584     45%   3,853  3,685      5%

Total Investment Products
- Gross Inflows            3,340   3,283      2%      17       4    325%  11,411   7,155     59%  14,768 10,442     41%
                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______ ______  ______

                           4,744   4,618      3%   1,620   1,770    (8%)  12,257   7,739     58%  18,621 14,127     32%
                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______ ______  ______



INSURANCE OPERATIONS
                                Single                  Regular                  Total            Annual Equivalents
                        2008 Q1 2007 Q1         2008 Q1 2007 Q1         2008 Q1 2007 Q1         2008 Q1 2007 Q1
                            YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)
                           GBPm    GBPm            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm
UK Insurance Operations

Product Summary

Internal Vesting annuities  322     325    (1%)       -       -       -     322     325    (1%)      32      33    (3%)

Direct and Partnership
Annuities                   176     205   (14%)       -       -       -     176     205   (14%)      18      21   (14%)

Intermediated Annuities     137     132      4%       -       -       -     137     132      4%      14      13      8%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total Individual Annuities  635     662    (4%)       -       -       -     635     662    (4%)      64      66    (3%)

Equity Release               51      34     50%       -       -       -      51      34     50%       5       3     67%

Individual Pensions          14       9     56%       -       -       -      14       9     56%       1       1      0%

Corporate Pensions           46      85   (46%)      22      18     22%      68     103   (34%)      27      27      0%

Unit Linked Bonds            38      71   (46%)       -       -       -      38      71   (46%)       4       7   (43%)

With-Profit Bonds           147      56    163%       -       -       -     147      56    163%      15       6    150%

Protection                    -       -       -       1       1      0%       1       1      0%       1       1      0%

Offshore Products           179     127     41%       1       1      0%     180     128     41%      19      14     36%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total Retail Retirement   1,110   1,044      6%      24      20     20%   1,134   1,064      7%     135     124      9%

Corporate Pensions           93      46    102%      25      28   (11%)     118      74     59%      34      33      3%

Other Products               40      49   (18%)       5       6   (17%)      45      55   (18%)       9      11   (18%)

DWP Rebates                 103     129   (20%)       -       -       -     103     129   (20%)      10      13   (23%)
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total Mature Life and
Pensions                    236     224      5%      30      34   (12%)     266     258      3%      54      56    (4%)
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total Retail              1,346   1,268      6%      54      54      0%   1,400   1,322      6%     189     181      4%


Wholesale Annuities           1       3   (67%)       -       -       -       1       3   (67%)    -       -          -

Credit Life                   3      10   (70%)    -       -          -       3      10   (70%)    -          1       -
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total UK Insurance
Operations                1,350   1,281      5%      54      54      0%   1,404   1,335      5%     189     182      4%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Channel Summary

Direct and Partnership      534     590    (9%)      49      47      4%     583     637    (8%)     102     106    (4%)

Intermediated               708     549     29%       5       7   (29%)     713     556     28%      76      62     23%

Wholesale                     5      13   (62%)    -       -          -       5      13   (62%)       1       1      0%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Sub-Total                 1,247   1,152      8%      54      54      0%   1,301   1,206      8%     179     169      6%

DWP Rebates                 103     129   (20%)       -       -       -     103     129   (20%)      10      13   (23%)
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total UK Insurance
Operations                1,350   1,281      5%      54      54      0%   1,404   1,335      5%     189     182      4%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______


US Insurance Operations

Fixed Annuities             193     134     44%       -       -       -     193     134     44%      19      13     46%

Fixed Index Annuities        98     109   (10%)       -       -       -      98     109   (10%)      10      11    (9%)

Variable Annuities          900   1,050   (14%)       -       -       -     900   1,050   (14%)      90     105   (14%)

Life                          2       2      0%       5       4     25%       7       6     17%       5       4     25%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Sub-Total Retail          1,193   1,295    (8%)       5       4     25%   1,198   1,299    (8%)     124     134    (7%)

Guaranteed Investment       405     132    207%       -       -       -     405     132    207%      41      13    215%
Contracts

GIC - Medium Term Note        -     335       -       -       -       -    -        335       -    -         34       -
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total US Insurance
Operations                1,598   1,762    (9%)       5       4     25%   1,603   1,766    (9%)     165     180    (8%)
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Asian Insurance
Operations

China                        19       6    217%       7      11   (36%)      26      17     53%       9      12   (25%)

Hong Kong                   152     102     49%      39      26     50%     191     128     49%      54      36     50%

India                         7      12   (42%)      88      56     57%      95      68     40%      89      57     56%

Indonesia                    44      16    175%      36      20     80%      80      36    122%      40      22     82%

Japan                        38      30     27%      18       7    157%      56      37     51%      22      10    120%

Korea                        26      27    (4%)      56      52      8%      82      79      4%      59      55      7%

Malaysia                      7       2    250%      14      14      0%      21      16     31%      15      14      7%

Singapore                   205     103     99%      17      15     13%     222     118     88%      38      25     52%

Taiwan                       21      36   (42%)      33      33      0%      54      69   (22%)      35      37    (5%)

Other                         4       7   (43%)      15       9     67%      19      16     19%      15      10     50%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total Asian Insurance
Operations                  523     341     53%     323     243     33%     846     584     45%     375     277     35%

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Group Total               3,471   3,384      3%     382     301     27%   3,853   3,685      5%     729     639     14%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______



                                           Schedule 2A - Constant Exchange Rates


PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2008

INVESTMENT OPERATIONS

                                                                                          Opening   Closing  Variance
                                             Gross Inflows     Redemptions  Net Inflows       FUM       FUM         %
2008                                                  GBPm            GBPm         GBPm      GBPm      GBPm
     M&G

     Retail                                          1,860         (1,835)           25    22,320    20,606      (8%)

     Institutional                                   1,480           (947)          533    28,901    29,533        2%
                                                    ______          ______       ______    ______    ______    ______

     Total M&G                                       3,340         (2,782)          558    51,221    50,139      (2%)
                                                    ______          ______       ______    ______    ______    ______
     Asia

     India                                             387           (235)          152     2,190     2,079      (5%)

     Taiwan                                            361           (268)           93     1,579     1,469      (7%)

     Korea                                             353           (336)           17     2,789     2,416     (13%)

     Japan                                             387           (246)          141     4,848     3,855     (20%)

     Other Mutual Fund Operations                      352           (286)           66     2,609     2,344     (10%)
                                                    ______          ______       ______    ______    ______    ______

     Total Asian Equity/Bond/Other                   1,840         (1,371)          469    14,015    12,163     (13%)
                                                    ______          ______       ______    ______    ______    ______

     MMF

     India                                           8,009         (8,169)        (160)     1,394     1,172     (16%)

     Taiwan                                            983           (703)          280       676       969       43%

     Korea                                             462           (464)          (2)       455       459        1%

     Other Mutual Fund Operations                      113            (94)           19       259       280        8%
                                                    ______          ______       ______    ______    ______    ______

     Total Asian MMF                                 9,567         (9,430)          137     2,784     2,880        3%
                                                    ______          ______       ______    ______    ______    ______


                                                    ______          ______       ______    ______    ______    ______

     Total Asia Retail Mutual Funds                 11,407        (10,801)          606    16,799    15,043     (10%)
                                                    ______          ______       ______    ______    ______    ______

     Third Party Institutional Mandates                  4            (73)         (69)     1,152       959     (17%)
                                                    ______          ______       ______    ______    ______    ______

     Total Asian Investment Operations              11,411        (10,874)          537    17,951    16,002     (11%)
                                                    ______          ______       ______    ______    ______    ______

     US

     Retail                                             17             (9)            8        55        59        7%
                                                    ______          ______       ______    ______    ______    ______

     Total US                                           17             (9)            8        55        59        7%
                                                    ______          ______       ______    ______    ______    ______


                                                    ______          ______       ______    ______    ______    ______

     Total Investment Products                      14,768        (13,665)        1,103    69,227    66,200      (4%)
                                                    ______          ______       ______    ______    ______    ______



                                             Gross Inflows     Redemptions  Net Inflows
2007                                                  GBPm            GBPm         GBPm
     M&G

     Retail                                          1,944         (1,371)          573

     Institutional                                   1,339           (545)          794
                                                    ______          ______       ______

     Total M&G                                       3,283         (1,916)        1,367
                                                    ______          ______       ______

     Asia

     India                                             534           (258)          276

     Taiwan                                            327           (289)           38

     Korea                                             676           (549)          127

     Japan                                             502           (264)          238

     Other Mutual Fund Operations                      217           (286)         (69)
                                                    ______          ______       ______

     Total Asia Equity/Bond/Other                    2,256         (1,646)          610
                                                    ______          ______       ______

     MMF

     India                                           4,286         (4,241)           45

     Taiwan                                            364           (337)           27

     Korea                                             615           (678)         (63)

     Other Mutual Fund Operations                       99            (57)           42
                                                    ______          ______       ______

     Total Asian MMF                                 5,364         (5,313)           51
                                                    ______          ______       ______

                                                    ______          ______       ______

     Total Asia Retail Mutual Funds                  7,620         (6,959)          661
                                                    ______          ______       ______

     Third Party Institutional Mandates                  5            (19)         (14)
                                                    ______          ______       ______

     Total Asian Investment Operations               7,625         (6,978)          647
                                                    ______          ______       ______

     US

     Retail                                              4            -               4
                                                    ______          ______       ______
     Total US                                            4            -               4
                                                    ______          ______       ______

                                                    ______          ______       ______

     Total Investment Products                      10,912         (8,894)        2,018
                                                    ______          ______       ______



                                             Gross Inflows     Redemptions  Net Inflows
2008 Movement Relative to 2007                           %               %            %
     M&G

     Retail                                           (4%)           (34%)        (96%)

     Institutional                                     11%           (74%)        (33%)
                                                    ______          ______       ______
     Total M&G                                          2%           (45%)        (59%)
                                                    ______          ______       ______

     Asia

     India                                           (28%)              9%        (45%)

     Taiwan                                            10%              7%         145%

     Korea                                           (48%)             39%        (87%)

     Japan                                           (23%)              7%        (41%)

     Other Mutual Fund Operations                      62%              0%         196%
                                                    ______          ______       ______

     Total Asia Equity/Bond/Other                    (18%)             17%        (23%)
                                                    ______          ______       ______
     MMF

     India                                             87%           (93%)       (456%)

     Taiwan                                           170%          (109%)         937%

     Korea                                           (25%)             32%          97%

     Other Mutual Fund Operations                      14%           (65%)        (55%)
                                                    ______          ______       ______

     Total Asian MMF                                   78%           (77%)         169%

                                                    ______          ______       ______

     Total Asia Retail Mutual Funds                    50%           (55%)         (8%)
                                                    ______          ______       ______


     Third Party Institutional Mandates              (20%)          (284%)       (393%)

                                                    ______          ______       ______

     Total Asian Investment Operations                 50%           (56%)        (17%)
                                                    ______          ______       ______

     US
                                                    ______          ______       ______

     Retail                                           325%               -         100%
                                                    ______          ______       ______

                                                    ______          ______       ______

     Total US                                         325%               -         100%
                                                    ______          ______       ______

                                                    ______          ______       ______

     Total Investment Products                         35%           (54%)        (45%)
                                                    ______          ______       ______



                                                                                          2008 Q1   2007 Q1
     US                                                                                       YTD       YTD   +/- (%)
                                                                                             GBPm      GBPm
     Curian Capital
     External Funds Under Administration                                                    1,697     1,351       26%





                                             Schedule 2B - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2008

INVESTMENT OPERATIONS

                                                                                           Market &      Net
                                    Opening       Gross                             Other  Currency Movement Closing
                                        FUM     Inflows  Redemptions        Net Movements Movements   In FUM     FUM
                                                                        Inflows
2008                                   GBPm        GBPm         GBPm       GBPm      GBPm      GBPm     GBPm    GBPm
   M&G

   Retail                            22,320       1,860      (1,835)         25      -      (1,739)  (1,714)  20,606

   Institutional                     28,901       1,480        (947)        533        24        75      632  29,533
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total M&G                         51,221       3,340      (2,782)        558        24   (1,664)  (1,082)  50,139
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Asia

   India                              2,225         387        (235)        152        48     (346)    (146)   2,079

   Taiwan                             1,476         361        (268)         93      -        (100)      (7)   1,469

   Korea                              2,946         353        (336)         17     (146)     (401)    (530)   2,416

   Japan                              4,313         387        (246)        141      -        (599)    (458)   3,855

   Other Mutual Fund Operations       2,537         352        (286)         66       (8)     (251)    (193)   2,344
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total Asian Equity/Bond/Other     13,497       1,840      (1,371)        469     (106)   (1,697)  (1,334)  12,163
                                     ______      ______       ______     ______    ______    ______   ______  ______

   MMF

   India                              1,416       8,009      (8,169)      (160)      (95)        11    (244)   1,172

   Taiwan                               632         983        (703)        280      -           57      337     969

   Korea                                480         462        (464)        (2)      -         (19)     (21)     459

   Other Mutual Fund Operations         252         113         (94)         19      -            9       28     280
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total Asian MMF                    2,780       9,567      (9,430)        137      (95)        58      100   2,880
                                     ______      ______       ______     ______    ______    ______   ______  ______

                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total Asia Retail Mutual Funds    16,277      11,407     (10,801)        606     (201)   (1,639)  (1,234)  15,043
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Third Party Institutional
   Mandates                           1,116           4         (73)       (69)      -         (88)    (157)     959
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total Asian Investment
   Operations                        17,393      11,411     (10,874)        537     (201)   (1,727)  (1,391)  16,002
                                     ______      ______       ______     ______    ______    ______   ______  ______

   US

   Retail                                55          17          (9)          8         1       (5)        4      59
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total US                              55          17          (9)          8         1       (5)        4      59
                                     ______      ______       ______     ______    ______    ______   ______  ______

                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total Investment Products         68,669      14,768     (13,665)      1,103     (176)   (3,396)  (2,469)  66,200
                                     ______      ______       ______     ______    ______    ______   ______  ______



                                                                                 Market &      Net
                                    Opening       Gross                             Other  Currency Movement Closing
                                        FUM     Inflows  Redemptions        Net Movements Movements   In FUM     FUM
                                                                        Inflows
2007                                   GBPm        GBPm         GBPm       GBPm      GBPm      GBPm     GBPm    GBPm

   M&G

   Retail                            19,176       1,944      (1,371)        573      -          355      928  20,104

   Institutional                     25,770       1,339        (545)        794      (81)     (462)      251  26,021
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total M&G                         44,946       3,283      (1,916)      1,367      (81)     (107)    1,179  46,125
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Asia

   India                              1,290         488        (236)        252        83      (10)      325   1,615

   Taiwan                               969         317        (280)         37      -           23       60   1,029

   Korea                              2,952         697        (566)        131      (41)       (9)       81   3,033

   Japan                              2,816         448        (235)        213      -         (40)      173   2,989

   Other Mutual Fund Operations       1,468         206        (269)       (63)       (7)        60     (10)   1,458
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total Asia Equity/Bond/Other       9,495       2,156      (1,586)        570        35        24      629  10,124
                                     ______      ______       ______     ______    ______    ______   ______  ______

   MMF

   India                                709       3,914      (3,872)         42     (102)        28     (32)     677

   Taiwan                               467         353        (327)         26      -          (7)       19     486

   Korea                                609         634        (699)       (65)       (1)       (1)     (67)     542

   Other Mutual Fund Operations         133          93         (53)         40      -            1       41     174
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total Asian MMF                    1,918       4,994      (4,951)         43     (103)        21     (39)   1,879
                                     ______      ______       ______     ______    ______    ______   ______  ______

                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total Asia Retail Mutual Funds    11,413       7,150      (6,537)        613      (68)        45      590  12,003
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Third Party Institutional Mandates   840           5         (18)       (13)      -            8      (5)     835
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total Asian Investment
   Operations                        12,253       7,155      (6,555)        600      (68)        53      585  12,838
                                     ______      ______       ______     ______    ______    ______   ______  ______
   US

   Retail                              -              4         -             4      -            1        5       5
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total US                            -              4         -             4      -            1        5       5
                                     ______      ______       ______     ______    ______    ______   ______  ______

                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total Investment Products         57,199      10,442      (8,471)      1,971     (149)      (53)    1,769  58,968
                                     ______      ______       ______     ______    ______    ______   ______  ______


                                                                                           Market &      Net
                                    Opening       Gross                             Other  Currency Movement Closing
                                        FUM     Inflows  Redemptions        Net Movements Movements   In FUM     FUM
                                                                        Inflows
2008 Movement Relative to 2007            %           %            %          %         %         %        %       %
   M&G

   Retail                               16%        (4%)        (34%)      (96%)         -    (590%)   (285%)      2%

   Institutional                        12%         11%        (74%)      (33%)      130%      116%     152%     13%
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total M&G                            14%          2%        (45%)      (59%)      130%  (1,455%)   (192%)      9%
                                     ______      ______       ______     ______    ______    ______   ______  ______
   Asia

   India                                72%       (21%)           0%      (40%)     (42%)  (3,360%)   (145%)     29%

   Taiwan                               52%         14%           4%       151%         -    (535%)   (112%)     43%

   Korea                               (0%)       (49%)          41%      (87%)    (256%)  (4,356%)   (754%)   (20%)

   Japan                                53%       (14%)         (5%)      (34%)         -  (1,398%)   (365%)     29%

   Other Mutual Fund Operations         73%         71%         (6%)       205%     (14%)    (518%) (1,830%)     61%
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total Asia Equity/Bond/Other         42%       (15%)          14%      (18%)    (403%)  (7,171%)   (312%)     20%
                                     ______      ______       ______     ______    ______    ______   ______  ______

   MMF

   India                               100%        105%       (111%)     (481%)        7%     (61%)   (663%)     73%

   Taiwan                               35%        178%       (115%)       977%         -      914%   1,674%     99%

   Korea                              (21%)       (27%)          34%        97%         -  (1,800%)      69%   (15%)

   Other Mutual Fund Operations         89%         22%        (77%)      (53%)         -      800%    (32%)     61%
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total Asian MMF                      45%         92%        (90%)       219%        8%      176%     356%     53%
                                     ______      ______       ______     ______    ______    ______   ______  ______

                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total Asia Retail Mutual Funds       43%         60%        (65%)       (1%)    (196%)  (3,742%)   (309%)     25%
                                     ______      ______       ______     ______    ______    ______   ______  ______


   Third Party Institutional            33%       (20%)       (306%)     (431%)         -  (1,200%) (3,040%)     15%
   Mandates

                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total Asian Investment
   Operations                           42%         59%        (66%)      (11%)    (196%)  (3,358%)   (338%)     25%
                                     ______      ______       ______     ______    ______    ______   ______  ______

   US

   Retail                                 -        325%            -       100%         -    (600%)    (20%)  1,080%
                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total US                               -        325%            -       100%         -    (600%)    (20%)  1,080%

                                     ______      ______       ______     ______    ______    ______   ______  ______

   Total Investment Products            20%         41%        (61%)      (44%)     (18%)  (6,308%)   (240%)     12%
                                     ______      ______       ______     ______    ______    ______   ______  ______


                                                                                            2008 Q1  2007 Q1
   US                                                                                           YTD      YTD +/- (%)
                                                                                                 GBPm       GBPm
   Curian Capital
   External Funds Under                                                                       1,697    1,369     24%
   Administration






                                              Schedule 3 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2008 VERSUS QUARTER 4 2007

INSURANCE OPERATIONS


                                 Single                  Regular                  Total            Annual Equivalents
                         Q1 2008     Q 4  +/-(%) Q1 2008     Q 4  +/-(%) Q1 2008     Q 4  +/-(%) Q1 2008     Q 4  +/-(%)
                                     2007                    2007                    2007                    2007
                           GBPm     GBPm            GBPm     GBPm           GBPm     GBPm            GBPm    GBPm
UK Insurance Operations

Product Summary

Internal Vesting annuities  322     369   (13%)       -       -      -       322     369   (13%)      32      37   (14%)

Direct and Partnership
Annuities                   176     184    (4%)       -       -      -       176     184    (4%)      18      18      0%

Intermediated Annuities     137     140    (2%)       -       -      -       137     140    (2%)      14      14      0%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total Individual Annuities  635     693    (8%)       -       -      -       635     693    (8%)      64      69    (7%)

Equity Release               51      48      6%       -       -      -        51      48      6%       5       5      0%

Individual Pensions          14      11     27%       -       -      -        14      11     27%       1       1      0%

Corporate Pensions           46     162   (72%)      22      26   (15%)       68     188   (64%)      27      42   (36%)

Unit Linked Bonds            38      43   (12%)       -       -      -        38      43   (12%)       4       4      0%

With-Profit Bonds           147     114     29%       -       -      -       147     114     29%      15      11     36%

Protection                    -       -       -       1       2   (50%)       1       2   (50%)       1       2   (50%)

Offshore Products           179     129     39%       1       1      0%     180     130     38%      19      14     36%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total Retail Retirement   1,110   1,200    (8%)      24      29   (17%)   1,134   1,229    (8%)     135     149    (9%)
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Corporate Pensions           93      30    210%      25      29   (14%)     118      59    100%      34      32      6%

Other Products               40      47   (15%)       5       5      0%      45      52   (13%)       9      10   (10%)

DWP Rebates                 103      14    636%       -    -        -       103      14    636%      10       1    900%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total Mature Life and
Pensions                    236      91    159%      30      34   (12%)     266     125    113%      54      43     26%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total Retail              1,346   1,291      4%      54      63   (14%)   1,400   1,354      3%     189     192    (2%)
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Wholesale Annuities           1   1,754  (100%)       -    -        -         1   1,754  (100%)    -        175       -

Credit Life                   3       4   (25%)    -       -        -         3       4   (25%)    -       -          -
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total UK Insurance
Operations                1,350   3,049   (56%)      54      63   (14%)   1,404   3,112   (55%)     189     368   (49%)
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Channel Summary

Direct and Partnership      534     648   (18%)      49      58   (16%)     583     706   (17%)     102     123   (17%)

Intermediated               708     627     13%       5       5      0%     713     632     13%      76      68     12%

Wholesale                     5   1,760  (100%)    -       -        -         5   1,760  (100%)       1     176   (99%)
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Sub-Total                 1,247   3,035   (59%)      54      63   (14%)   1,301   3,098   (58%)     179     367   (51%)

DWP Rebates                 103      14    636%       -    -        -       103      14    636%      10       1    900%
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total UK Insurance
Operations                1,350   3,049   (56%)      54      63   (14%)   1,404   3,112   (55%)     189     368   (49%)
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

US Insurance Operations

Fixed Annuities             193     152     27%       -    -        -       193     152     27%      19      15     27%

Fixed Index Annuities        98     104    (6%)       -    -        -        98     104    (6%)      10      10      0%

Variable Annuities          900   1,137   (21%)       -    -        -       900   1,137   (21%)      90     114   (21%)

Life                          2       2      0%       5       6   (17%)       7       8   (13%)       5       6   (17%)
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Sub-Total Retail          1,193   1,395   (14%)       5       6   (17%)   1,198   1,401   (14%)     124     146   (15%)

Guaranteed Investment       405     148    174%       -    -        -       405     148    174%      41      15    173%
Contracts

GIC - Medium Term Note     -        (4)       -       -    -        -      -        (4)       -    -       -          -
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total US Insurance        1,598   1,539      4%       5       6   (17%)   1,603   1,545      4%     165     160      3%
Operations
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Asian Insurance
Operations

China                        19      17     12%       7       7      0%      26      24      8%       9       9      0%

Hong Kong                   152     178   (15%)      39      35     11%     191     213   (10%)      54      53      2%

India                         7       6     17%      88      53     66%      95      59     61%      89      54     65%

Indonesia                    44      53   (17%)      36      38    (5%)      80      91   (12%)      40      43    (7%)

Japan                        38      40    (5%)      18       6    200%      56      46     22%      22      10    120%

Korea                        26      60   (57%)      56      61    (8%)      82     121   (32%)      59      67   (12%)

Malaysia                      7      21   (67%)      14      29   (52%)      21      50   (58%)      15      31   (52%)

Singapore                   205     168     22%      17      21   (19%)     222     189     17%      38      38      0%

Taiwan                       21      33   (36%)      33      36    (8%)      54      69   (22%)      35      39   (10%)

Other                         4      15   (73%)      15      22   (32%)      19      37   (49%)      15      24   (38%)
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Total Asian Insurance       523     591   (12%)     323     308      5%     846     899    (6%)     375     367      2%
Operations
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______

Group Total               3,471   5,179   (33%)     382     377      1%   3,853   5,556   (31%)     729     895   (19%)
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______





INVESTMENT OPERATIONS

                                                                                             Market &       Net
                                           Opening    Gross                           Other  Currency  Movement Closing
                                               FUM  Inflows Redemptions       Net Movements Movements    In FUM     FUM
                                                                          Inflows
                                              GBPm     GBPm       GBPm       GBPm      GBPm      GBPm      GBPm     GBPm

M&G                               Q1 2008   51,221    3,340     (2,782)       558        24   (1,664)   (1,082)  50,139

                                  Q4 2007   49,907    3,933     (2,568)     1,365     (123)        72     1,314  51,221

                                   +/-(%)       3%    (15%)        (8%)     (59%)      120%  (2,411%)    (182%)    (2%)

Asia Retail Mutual Funds          Q1 2008   16,277   11,407    (10,801)       606     (201)   (1,639)   (1,234)  15,043

                                  Q4 2007   15,120   10,842    (10,346)       496     (125)       786     1,157  16,277

                                   +/-(%)       8%       5%        (4%)       22%     (61%)    (309%)    (207%)    (8%)

Asia Third Party                  Q1 2008    1,116        4        (73)      (69)      -         (88)     (157)     959

                                  Q4 2007      980      167        (76)        91      -           45       136   1,116

                                   +/-(%)      14%    (98%)          4%    (176%)         -    (296%)    (215%)   (14%)

US Retail Mutual Funds            Q1 2008       55       17         (9)         8         1       (5)         4      59

                                  Q4 2007       32       27         (2)        25      -          (2)        23      55

                                   +/-(%)      72%    (37%)      (350%)     (68%)         -    (150%)     (83%)      7%

Total Investment Products         Q1 2008   68,669   14,768    (13,665)     1,103     (176)   (3,396)   (2,469)  66,200

                                  Q4 2007   66,039   14,969    (12,992)     1,977     (248)       901     2,630  68,669

                                   +/-(%)       4%     (1%)        (5%)     (44%)       29%    (477%)    (194%)    (4%)


                                            Schedule 4 - Constant Exchange Rates



PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2008

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS


                                  UK                          US                  Asia                   Total

                        2008 Q1 2007 Q1         2008 Q1  2007 Q1         2008 Q1 2007 Q1         2008 Q1 2007 Q1
                            YTD     YTD  +/-(%)     YTD      YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD +/-(%)
                           GBPm    GBPm            GBPm     GBPm            GBPm    GBPm            GBPm    GBPm

Total Insurance Products  1,404   1,335      5%   1,603    1,744    (8%)     846     607     39%   3,853   3,686     5%

Total Investment Products
- Gross Inflows           3,340   3,283      2%      17        4    325%  11,411   7,625     50%  14,768  10,912    35%
                         ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______ ______

                          4,744   4,618      3%   1,620    1,748    (7%)  12,257   8,232     49%  18,621  14,598    28%
                         ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______ ______


INSURANCE OPERATIONS
                               Single                  Regular                   Total                   PVNBP
                          2008 2007 Q1         2008 Q1  2007 Q1         2008 Q1 2007 Q1         2008 Q1 2007 Q1
                            Q1
                           YTD     YTD  +/-(%)     YTD      YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)
                          GBPm    GBPm            GBPm     GBPm            GBPm    GBPm            GBPm    GBPm
UK Insurance Operations

Product Summary

Internal Vesting           322     325    (1%)       -        -       -     322     325    (1%)     322     325    (1%)
annuities

Direct and Partnership     176     205   (14%)       -        -       -     176     205   (14%)     176     205   (14%)
Annuities

Intermediated Annuities    137     132      4%       -        -       -     137     132      4%     137     132      4%
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______

Total Individual Annuities 635     662    (4%)       -        -       -     635     662    (4%)     635     662    (4%)
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______

Equity Release              51      34     50%       -        -       -      51      34     50%      51      34     50%

Individual Pensions         14       9     56%       -        -       -      14       9     56%      15       9     67%

Corporate Pensions          46      85   (46%)      22       18     22%      68     103   (34%)     155     158    (2%)

Unit Linked Bonds           38      71   (46%)       -        -       -      38      71   (46%)      38      71   (46%)

With-Profit Bonds          147      56    163%       -        -       -     147      56    163%     147      56    163%

Protection                   -       -      -       1        1      0%       1       1      0%       7       7      0%

Offshore Products          179     127     41%       1        1      0%     180     128     41%     185     131     41%
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______

Total Retail Retirement  1,110   1,044      6%      24       20     20%   1,134   1,064      7%   1,233   1,128      9%
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______

Corporate Pensions          93      46    102%      25       28   (11%)     118      74     59%     180     149     21%

Other Products              40      49   (18%)       5        6   (17%)      45      55   (18%)      57      71   (20%)

DWP Rebates                103     129   (20%)       -        -       -     103     129   (20%)     103     129   (20%)
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______

Total Mature Life and
Pensions                   236     224      5%      30       34   (12%)     266     258      3%     340     349    (3%)

                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______

Total Retail             1,346   1,268      6%      54       54      0%   1,400   1,322      6%   1,573   1,477      6%
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______

Wholesale Annuities          1       3   (67%)       -        -       -       1       3   (67%)       1       3   (67%)

Credit Life                  3      10   (70%)    -        -          -       3      10   (70%)       3      10   (70%)
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______

Total UK Insurance
Operations               1,350   1,281      5%      54       54      0%   1,404   1,335      5%   1,577   1,490      6%
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______

Channel Summary

Direct and Partnership     534     590    (9%)      49       47      4%     583     637    (8%)     740     773    (4%)

Intermediated              708     549     29%       5        7   (29%)     713     556     28%     730     575     27%

Wholesale                    5      13   (62%)    -        -          -       5      13   (62%)       5      13   (62%)
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______

Sub-Total                1,247   1,152      8%      54       54      0%   1,301   1,206      8%   1,475   1,361      8%

DWP Rebates                103     129   (20%)       -        -       -     103     129   (20%)     103     129   (20%)
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______

Total UK Insurance
Operations               1,350   1,281      5%      54       54      0%   1,404   1,335      5%   1,577   1,490      6%
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______

US Insurance Operations

Fixed Annuities            193     133     45%       -        -       -     193     133     45%     193     133     45%

Fixed Index Annuities       98     107    (8%)       -        -       -      98     107    (8%)      98     107    (8%)

Variable Annuities         900   1,037   (13%)       -        -       -     900   1,037   (13%)     900   1,037   (13%)

Life                         2       2      0%       5        4     25%       7       6     17%      42      36     17%
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total Retail         1,193   1,279    (7%)       5        4     25%   1,198   1,283    (7%)   1,233   1,313    (6%)

Guaranteed Investment      405     130    212%       -        -       -     405     130    212%     405     130    212%
Contracts

GIC - Medium Term Note    -        331       -       -        -       -    -        331       -    -        331       -
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total US Insurance       1,598   1,740    (8%)       5        4     25%   1,603   1,744    (8%)   1,638   1,774    (8%)
Operations              ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Asian Insurance
Operations

China                       19       7    171%       7       11   (36%)      26      18     44%      64      61      5%

Hong Kong                  152     101     50%      39       26     50%     191     127     50%     379     245     55%

India                        7      13   (46%)      88       62     42%      95      75     27%     355     258     38%

Indonesia                   44      16    175%      36       19     89%      80      35    129%     187      79    137%

Japan                       38      34     12%      18        8    125%      56      42     33%     123      67     84%

Korea                       26      26      0%      56       50     12%      82      76      8%     291     270      8%

Malaysia                     7       2    250%      14       16   (13%)      21      18     17%      87      89    (2%)

Singapore                  205     110     86%      17       16      6%     222     126     76%     326     208     57%

Taiwan                      21      37   (43%)      33       34    (3%)      54      71   (24%)     169     191   (12%)

Other                        4       9   (56%)      15       10     50%      19      19      0%      48      39     23%
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total Asian Insurance      523     355     47%     323      252     28%     846     607     39%   2,029   1,507     35%
Operations              ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Group Total              3,471   3,376      3%     382      310     23%   3,853   3,686      5%   5,244   4,771     10%
                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______




                                              Schedule 5 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2008

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS


                                     UK                         US                 Asia                   Total
                           2008 Q1 2007 Q1         2008 Q1 2007 Q1        2008 Q1 2007 Q1        2008 Q1 2007 Q1
                               YTD     YTD  +/-(%)     YTD     YTD +/-(%)     YTD     YTD +/-(%)     YTD     YTD  +/-(%)
                              GBPm    GBPm            GBPm    GBPm           GBPm    GBPm           GBPm    GBPm

Total Insurance Products     1,404   1,335      5%   1,603   1,766   (9%)     846     584    45%   3,853   3,685      5%

Total Investment Products    3,340   3,283      2%      17       4   325%  11,411   7,155    59%  14,768  10,442     41%
- Gross Inflows
                            ______  ______  ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
                             4,744   4,618      3%   1,620   1,770   (8%)  12,257   7,739    58%  18,621  14,127     32%
                            ______  ______  ______  ______  ______ ______  ______  ______ ______  ______  ______  ______




INSURANCE OPERATIONS


                                   Single                 Regular                 Total                  PVNBP
                           2008 Q1 2007 Q1        2008 Q1 2007 Q1        2008 Q1 2007 Q1        2008 Q1 2007 Q1
                               YTD     YTD +/-(%)     YTD     YTD +/-(%)     YTD     YTD +/-(%)     YTD     YTD  +/-(%)
                              GBPm    GBPm           GBPm    GBPm           GBPm    GBPm           GBPm    GBPm
UK Insurance Operations

Product Summary

Internal Vesting annuities     322     325   (1%)       -       -      -     322     325   (1%)     322     325    (1%)

Direct and Partnership         176     205  (14%)       -       -      -     176     205  (14%)     176     205   (14%)
Annuities

Intermediated Annuities        137     132     4%       -       -      -     137     132     4%     137     132      4%
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Total Individual Annuities     635     662   (4%)       -       -      -     635     662   (4%)     635     662    (4%)

Equity Release                  51      34    50%       -       -      -      51      34    50%      51      34     50%

Individual Pensions             14       9    56%    -       -         -      14       9    56%      15       9     67%

Corporate Pensions              46      85  (46%)      22      18    22%      68     103  (34%)     155     158    (2%)

Unit Linked Bonds               38      71  (46%)    -       -         -      38      71  (46%)      38      71   (46%)

With-Profit Bonds              147      56   163%    -       -         -     147      56   163%     147      56    163%

Protection                    -       -         -       1       1     0%       1       1     0%       7       7      0%

Offshore Products              179     127    41%       1       1     0%     180     128    41%     185     131     41%
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Total Retail Retirement      1,110   1,044     6%      24      20    20%   1,134   1,064     7%   1,233   1,128      9%
                            ______  ______  ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Corporate Pensions              93      46   102%      25      28  (11%)     118      74    59%     180     149     21%

Other Products                  40      49  (18%)       5       6  (17%)      45      55  (18%)      57      71   (20%)

DWP Rebates                    103     129  (20%)       -       -      -     103     129  (20%)     103     129   (20%)
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Total Mature Life and          236     224     5%      30      34  (12%)     266     258     3%     340     349    (3%)
Pensions                    ______  ______  ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Total Retail                 1,346   1,268     6%      54      54     0%   1,400   1,322     6%   1,573   1,477      6%
                            ______  ______  ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Wholesale Annuities              1       3  (67%)       -       -      -       1       3  (67%)       1       3   (67%)

Credit Life                      3      10  (70%)    -       -         -       3      10  (70%)       3      10   (70%)
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Total UK Insurance           1,350   1,281     5%      54      54     0%   1,404   1,335     5%   1,577   1,490      6%
Operations                  ______  ______  ______  ______  ______ ______  ______  ______ ______  ______  ______  ______

Channel Summary

Direct and Partnership         534     590   (9%)      49      47     4%     583     637   (8%)     740     773    (4%)

Intermediated                  708     549    29%       5       7  (29%)     713     556    28%     730     575     27%

Wholesale                        5      13  (62%)    -       -         -       5      13  (62%)       5      13   (62%)
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Sub-Total                    1,247   1,152     8%      54      54     0%   1,301   1,206     8%   1,475   1,361      8%

DWP Rebates                    103     129  (20%)       -       -      -     103     129  (20%)     103     129   (20%)
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Total UK Insurance           1,350   1,281     5%      54      54     0%   1,404   1,335     5%   1,577   1,490      6%
Operations                  ______  ______  ______  ______  ______ ______  ______  ______ ______  ______  ______  ______

US Insurance Operations

Fixed Annuities                193     134    44%       -       -      -     193     134    44%     193     134     44%

Fixed Index Annuities           98     109  (10%)       -       -      -      98     109  (10%)      98     109   (10%)

Variable Annuities             900   1,050  (14%)       -       -      -     900   1,050  (14%)     900   1,050   (14%)

Life                             2       2     0%       5       4    25%       7       6    17%      42      36     17%
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Sub-Total Retail             1,193   1,295   (8%)       5       4    25%   1,198   1,299   (8%)   1,233   1,329    (7%)


Guaranteed Investment          405     132   207%       -       -      -     405     132   207%     405     132    207%
Contracts

GIC - Medium Term Note        -        335      -       -       -      -    -        335      -    -        335       -
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Total US Insurance           1,598   1,762   (9%)       5       4    25%   1,603   1,766   (9%)   1,638   1,796    (9%)
Operations                  ______  ______  ______  ______  ______ ______  ______  ______ ______  ______  ______  ______

Asian Insurance Operations

China                           19       6   217%       7      11  (36%)      26      17    53%      64      57     12%

Hong Kong                      152     102    49%      39      26    50%     191     128    49%     379     247     53%

India                            7      12  (42%)      88      56    57%      95      68    40%     355     235     51%

Indonesia                       44      16   175%      36      20    80%      80      36   122%     187      81    131%

Japan                           38      30    27%      18       7   157%      56      37    51%     123      60    105%

Korea                           26      27   (4%)      56      52     8%      82      79     4%     291     279      4%

Malaysia                         7       2   250%      14      14     0%      21      16    31%      87      83      5%

Singapore                      205     103    99%      17      15    13%     222     118    88%     326     194     68%

Taiwan                          21      36  (42%)      33      33     0%      54      69  (22%)     169     186    (9%)

Other                            4       7  (43%)      15       9    67%      19      16    19%      48      36     33%
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Total Asian Insurance          523     341    53%     323     243    33%     846     584    45%   2,029   1,458     39%
Operations                  ______  ______  ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Group Total                  3,471   3,384     3%     382     301    27%   3,853   3,685     5%   5,244   4,744     11%
                            ______  ______  ______  ______  ______ ______  ______  ______ ______  ______  ______  ______




                                              Schedule 6 - Actual Exchange Rates


PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2008 VERSUS QUARTER 4 2007

INSURANCE OPERATIONS


                                   Single                 Regular                 Total                  PVNBP
                           Q1 2008     Q 4 +/-(%) Q1 2008     Q 4 +/-(%) Q1 2008     Q 4 +/-(%) Q1 2008     Q 4  +/-(%)
                                      2007                   2007                   2007                   2007
                              GBPm    GBPm           GBPm    GBPm           GBPm    GBPm           GBPm    GBPm
UK Insurance Operations

Product Summary

Internal Vesting annuities     322     369  (13%)       -    -       -       322     369  (13%)     322     369   (13%)

Direct and Partnership         176     184   (4%)       -    -       -       176     184   (4%)     176     184    (4%)
Annuities

Intermediated Annuities        137     140   (2%)       -    -       -       137     140   (2%)     137     140    (2%)
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Total Individual Annuities     635     693   (8%)       -    -       -       635     693   (8%)     635     693    (8%)

Equity Release                  51      48     6%       -    -       -        51      48     6%      51      48      6%

Individual Pensions             14      11    27%    -       -       -        14      11    27%      15      13     15%

Corporate Pensions              46     162  (72%)      22      26  (15%)      68     188  (64%)     155     354   (56%)

Unit Linked Bonds               38      43  (12%)    -       -       -        38      43  (12%)      38      43   (12%)

With-Profit Bonds              147     114    29%    -       -       -       147     114    29%     147     114     29%

Protection                    -       -         -       1       2  (50%)       1       2  (50%)       7       6     17%

Offshore Products              179     129    39%       1       1     0%     180     130    38%     185     135     37%
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Total Retail Retirement      1,110   1,200   (8%)      24      29  (17%)   1,134   1,229   (8%)   1,233   1,406   (12%)
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______

Corporate Pensions              93      30   210%      25      29  (14%)     118      59   100%     180     135     33%

Other Products                  40      47  (15%)       5       5     0%      45      52  (13%)      57      70   (19%)

DWP Rebates                    103      14   636%       -    -       -       103      14   636%     103      14    636%
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Total Mature Life and          236      91   159%      30      34  (12%)     266     125   113%     340     219     55%
Pensions                    ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Total Retail                 1,346   1,291     4%      54      63  (14%)   1,400   1,354     3%   1,573   1,625    (3%)
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______

Wholesale Annuities              1   1,754 (100%)       -    -       -         1   1,754 (100%)       1   1,754  (100%)

Credit Life                      3       4  (25%)    -       -       -         3       4  (25%)       3       4   (25%)
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Total UK Insurance           1,350   3,049  (56%)      54      63  (14%)   1,404   3,112  (55%)   1,577   3,383   (53%)
Operations                  ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______

Channel Summary

Direct and Partnership         534     648  (18%)      49      58  (16%)     583     706  (17%)     740     957   (23%)

Intermediated                  708     627    13%       5       5     0%     713     632    13%     730     651     12%

Wholesale                        5   1,760 (100%)   -        -       -         5   1,760 (100%)       5   1,760  (100%)
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Sub-Total                    1,247   3,035  (59%)      54      63  (14%)   1,301   3,098  (58%)   1,475   3,368   (56%)

DWP Rebates                    103      14   636%       -    -       -       103      14   636%     103      14    636%
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Total UK Insurance           1,350   3,049  (56%)      54      63  (14%)   1,404   3,112  (55%)   1,577   3,383   (53%)
Operations

US Insurance Operations

Fixed Annuities                193     152    27%       -    -       -       193     152    27%     193     152     27%

Fixed Index Annuities           98     104   (6%)       -    -       -        98     104   (6%)      98     104    (6%)

Variable Annuities             900   1,137  (21%)       -    -       -       900   1,137  (21%)     900   1,137   (21%)

Life                             2       2     0%       5       6  (17%)       7       8  (13%)      42      54   (22%)
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Sub-Total Retail             1,193   1,395  (14%)       5       6  (17%)   1,198   1,401  (14%)   1,233   1,447   (15%)


Guaranteed Investment          405     148   174%       -    -       -       405     148   174%     405     148    174%
Contracts

GIC - Medium Term Note        -        (4)      -       -    -       -      -        (4)      -    -        (4)       -
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Total US Insurance           1,598   1,539     4%       5       6  (17%)   1,603   1,545     4%   1,638   1,591      3%
Operations

Asian Insurance Operations

China                           19      17    12%       7       7     0%      26      24     8%      64      66    (3%)

Hong Kong                      152     178  (15%)      39      35    11%     191     213  (10%)     379     424   (11%)

India                            7       6    17%      88      53    66%      95      59    61%     355     219     62%

Indonesia                       44      53  (17%)      36      38   (5%)      80      91  (12%)     187     192    (3%)

Japan                           38      40   (5%)      18       6   200%      56      46    22%     123      66     86%

Korea                           26      60  (57%)      56      61   (8%)      82     121  (32%)     291     284      2%

Malaysia                         7      21  (67%)      14      29  (52%)      21      50  (58%)      87     186   (53%)

Singapore                      205     168    22%      17      21  (19%)     222     189    17%     326     326      0%

Taiwan                          21      33  (36%)      33      36   (8%)      54      69  (22%)     169     151     12%

Other                            4      15  (73%)      15      22  (32%)      19      37  (49%)      48      78   (38%)
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Total Asian Insurance          523     591  (12%)     323     308     5%     846     899   (6%)   2,029   1,992      2%
Operations                  ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______

                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______
Group Total                  3,471   5,179  (33%)     382     377     1%   3,853   5,556  (31%)   5,244   6,966   (25%)
                            ______  ______ ______  ______  ______ ______  ______  ______ ______  ______  ______  ______



INVESTMENT OPERATIONS


                                                                                            Market &        Net
                                      Opening                                    Other      Currency   Movement  Closing
                                          FUM    Gross Redemptions      Net  Movements     Movements     In FUM      FUM
                                               Inflows              Inflows
                                         GBPm     GBPm        GBPm     GBPm       GBPm          GBPm       GBPm     GBPm

M&G                          Q1 2008   51,221    3,340     (2,782)      558         24       (1,664)    (1,082)   50,139

                             Q4 2007   49,907    3,933     (2,568)    1,365      (123)            72      1,314   51,221

                              +/-(%)       3%    (15%)        (8%)    (59%)       120%      (2,411%)     (182%)     (2%)

Asia Retail Mutual Funds     Q1 2008   16,277   11,407    (10,801)      606      (201)       (1,639)    (1,234)   15,043

                             Q4 2007   15,120   10,842    (10,346)      496      (125)           786      1,157   16,277

                              +/-(%)       8%       5%        (4%)      22%      (61%)        (309%)     (207%)     (8%)

Asia Third Party             Q1 2008    1,116        4        (73)     (69)       -             (88)      (157)      959

                             Q4 2007      980      167        (76)       91       -               45        136    1,116

                              +/-(%)      14%    (98%)          4%   (176%)          -        (296%)     (215%)    (14%)

US Retail Mutual Funds       Q1 2008       55       17         (9)        8          1           (5)          4       59

                             Q4 2007       32       27         (2)       25       -              (2)         23       55

                              +/-(%)      72%    (37%)      (350%)    (68%)          -        (150%)      (83%)       7%


Total Investment Products    Q1 2008   68,669   14,768    (13,665)    1,103      (176)       (3,396)    (2,469)   66,200

                             Q4 2007   66,039   14,969    (12,992)    1,977      (248)           901      2,630   68,669

                              +/-(%)       4%     (1%)        (5%)    (44%)        29%        (477%)     (194%)     (4%)



                                  Schedule 7

Jackson's securities classified as available-for-sale under IAS 39*


Jackson's portfolio of debt securities is managed proactively: 21 credit analysts closely and regularly monitor and report on the credit quality of its holdings. Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an other-than-temporary impairment. At 31 March for all securities for which there was a temporary impairment recorded, management has the ability and intent to hold for the longer-term.

In the first quarter of 2008, Jackson recorded GBP24 million of other-than-temporary impairment losses of which GBP11 million related to Alt-A holdings. This is more than the normalised risk margin charge (RMR) to operating profits based on longer-term investment returns of GBP12 million.

For Jackson's securities classified as available-for-sale under IAS 39, at 31 March there was a net unrealised loss position of GBP459 million. This amount comprised GBP335 million of gross unrealised gains and GBP794 million of gross unrealised losses on individual securities. Included within the gross unrealised losses is GBP257 million for securities which are valued at less than 80 per cent of book value. For securities valued at less than 80 per cent of book value, 89 per cent are investment grade. 97 per cent of the securities valued at less than 80 per cent of book value have been at this level for less than 6 months.



Notes

1) Movements in the values at quarter 1 2008:

                                               31 March 2008          Change reflected directly in    31 December 2007
                                                                              shareholders' equity
                                                        GBPm                                  GBPm                GBPm
______________________________________________________________________________________________________________________
Assets fair valued at below book value
Book value                                            11,345                                                    10,730
Unrealised loss                                        (794)                                 (355)               (439)
_____________________________________________________________                                       __________________
Fair value (as included in balance sheet)             10,551                                                    10,291
_____________________________________________________________                                       __________________
Assets fair valued at or above book value
Book value                                             7,882                                                     8,041
Unrealised gain                                          335                                    32                 303
_____________________________________________________________                                       __________________
Fair value (as included in the balance sheet)          8,217                                                     8,344
_____________________________________________________________                                       __________________
Total
Book value                                            19,227                                                    18,771
Net unrealised (loss) gain                             (459)                                 (323)               (136)
_____________________________________________________________                                       __________________
Fair value (as included in balance sheet)             18,768                                                    18,635
_____________________________________________________________                                       __________________



2) Debt securities in an unrealised loss position

The following table shows the fair value of the securities in a gross unrealised loss position for various percentages of book value:

                                                 Fair value    Unrealised loss         Fair value     Unrealised loss
                                              31 March 2008      31 March 2008   31 December 2007    31 December 2007
                                                       GBPm              GBPm                GBPm                GBPm
______________________________________________________________________________________________________________________
Between 90% and 100%                                  8,232              (278)              9,370               (274)
Between 80% and 90%                                   1,601              (259)                784               (122)
Below 80%                                               718              (257)                137                (43)
______________________________________________________________________________________________________________________
                                                     10,551              (794)             10,291               (439)
______________________________________________________________________________________________________________________





3) Subprime and Alt-A exposures

As at 31 March, Jackson held GBP219 million in subprime exposure and GBP0.6 billion in Alt-A exposure. This subprime exposure, which is primarily fixed rate with first lien collateral, is all investment grade and 96 per cent AAA rated. The Alt-A exposure is 79 per cent AAA rated. With an average FICO score of 610-620 Jackson's subprime collateral could be categorised as "near prime" with a score close to a prime score of 660.

* The majority of Jackson's debt securities are classified as available-for-sale under IAS 39. Under this classification, unless other than temporarily impaired or sold, changes in value on these securities are recorded as a movement directly in shareholders' equity rather than in the income statement.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 April 2008

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Bunn
                                              Director of Public Relations